Connecting patients, families and healthcare providers

November 24, 2010

Mr. Robert S. Littlepage, Jr., Accountant Branch Chief

United States Securities & Exchange Commission

100 “F” Street NE

Washington, D.C. 20549

Re:	Registration Statement on Form 10 filed August 23, 2010, as amended by Amendment No. 2 filed November 12, 2010

Form 10-Q for the quarterly period ended September 30, 2010 filed November 15, 2010 File No. 000-54090

Your comment letter dated November 22, 2010

Dear Mr. Littlepage:

CareView Communications, Inc. (“CareView” or the “Company”) is providing this letter to you in response to your comment letter dated November 22, 2010 related to our Registration Statement on Form 10/A, Amendment No. 2 filed with the Commission on November 12, 2010 (the “Form 10/A/2”) and our Form 10-Q for quarterly period ended September 30, 2010 filed with the Commission on November 15, 2010 (the “Form 10-Q”). Your comments are listed herein with our responses immediately following.

Amendment No. 2

1.	Please ensure that all future amendments to your Form 10 comply with the complete requirements of that form, as opposed to provided changed pages only.

Pursuant to our phone conversation, the Company intends to file a Form 10/A, Amendment No. 3 (“Form 10/A/3”) and Form 10-Q, Amendment No. 1 for the period ended September 30, 2010 (“Form 10-Q/1”), after your review of this correspondence.

Note M – Subsequent Events

Subscription and Investor Rights Agreement with T2 Consulting, LLC and Tommy G. Thompson

2.	We note in your response to comment four that the Company has determined that the GII Owner’s Put should be recorded as a financial instrument at the beginning of the GII Owner’s Put period which is September 1, 2011, the first date at which the Fair Market Value of the GII Owner’s Put can be determined. It seems the Owner’s Put would have value to a holder prior to the GII Owner’s Put period. Please explain to us why it is not necessary for you to record a liability for the estimated fair value of this financial instrument in your historical financial statements for periods prior to September 1, 2011.

As previously reported, under the terms of the Agreements Regarding Gross Income Interests (the “Agreement(s)”) with each of Thompson, Murphy and Langley (“GII Owners”), the GII Owners have the right to require the Company to purchase their GII (the “GII Owner’s Put”) from September 1, 2011 to December 31, 2015. In addition, the Company has the right to acquire the GII from each party (the “CareView Call”) from September 1, 2013 to December 31, 2015. The purchase price of the GII Owner’s Put and the CareView Call are both equal to the aggregated GII received in the twelve (12) month period immediately prior to the purchase (the “GII Calculation Period”), paid in cash or shares at the Company’s election. The fair market value of the GII Owner’s Put and the CareView Call are determined by multiplying revenues during any particular GII Calculation Period by 1.5% (the “Fair Market Value”).

CareView Communications Inc. 405 State Highway 121 Bypass, Suite B-240, Lewisville, TX 75067 Phone: (972)943-6050 Fax: (972)403-7659

Mr. Robert S. Littlepage, Jr., Accountant Branch Chief

November 24, 2010

Page Two

After further consideration, the Company determined that the Fair Market Value of the GII Owner’s Put is equal to $31,690 and has recorded that liability accordingly. This liability will be analyzed and updated quarterly, based on actual revenues.

A redlined comparison of Note M – Subsequent Events, Subscription and Investor’s Rights Agreement with T2 Consulting, LLC and Tommy G. Thompson is attached hereto as Schedule 2. The appropriate revisions will be made throughout our (i) Form 10/A/3 including the financial statements for the year ended December 31, 2009 and for the six-months ended June 30, 2010, and (ii) our Form 10-Q/1, to be filed with the Commission.

Note M – Joint Venture Agreement, page P-48

3.	We note your responses to comment six indicates that you have determined that the Project LLCs are variable interest entities (VIE). Please conform the disclosures about your “joint ventures” with Rockwell Holdings I, LLC (Rockwell) to make them consistent with your determination that these ventures are VIEs. Please also include the disclosure required for VIEs pursuant to ASC 810-10-50-7 through 810-10-50-14 and revise your September 30, 2010 Form 10-Q accordingly.

We confirm our previous disclosures that determined that the Project LLCs are variable interest entities and we have properly disclosed information as required by ASC 810-10-50-7 through 810-10-50-14.

A redlined comparison of Note M – Joint Venture Agreement is attached hereto as Schedule 3. The revisions will be reflected throughout our Form 10/A/3 including financial statements for the year ended December 31, 2009 and in our Form 10-Q/1, to be filed with the Commission.

A redlined comparison of Note A, The Company and the addition of Variable Interest Entities to Note B, Summary of Significant Accounting Policies is attached hereto as Schedule 3.1. This revision to Note A and the addition to Note B will be added to the financial statements for the year ended December 31, 2009 and for periods ended June 30, 2010 and September 30, 2010.

Note N – Variable Interest Entities, as reflected in the attached Schedule 3.2 will be added to the financial statements for year ended December 31, 2009. All subsequent footnotes therein will be renumbered upon filing the next amendment.

Note J – Variable Interest Entities, as reflected in the attached Schedule 3.3 will be added to the financial statements for six months ended June 30, 2010. All subsequent footnotes therein will be renumbered upon filing the next amendment.

Note J – Variable Interest Entities, as reflected in the attached Schedule 3.4 will be added to the financial statements for nine months ended September 30, 2010. All subsequent footnotes therein will be renumbered upon filing the next amendment.

Mr. Robert S. Littlepage, Jr., Accountant Branch Chief

November 24, 2010

Page Three

Form 10-Q filed on November 15, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25 Recent Events, page 26

4. We note you issued a Promissory Note for $2,270,640 and other warrants to an entity in connection with your Ricoh Purchase Order. Please revise to provide the name of the entity and file any material agreements. The subject paragraph in Recent Events and Unregistered Sales of Equity Securities in our Form 10-Q/1 and Note O, Subsequent Events in the financial statements for quarter ended September 30, 2010, will be revised to read:

In September 2010, the Company issued a purchase order to Ricoh for 3,000 Room Control Platforms in the aggregate amount of $2,270,640 (the “Ricoh Purchase Order”) and entered into an Intellectual Property Agreement with Ricoh. In connection with and as security for the payment by the Company of the Ricoh Purchase Order, the Company issued a Promissory Note to Plato & Associates, LLC, a Missouri limited liability company (“Plato”), in an amount up to the amount of the Ricoh Purchase Order. The Note is dated November 1, 2010 and will be due in full twelve (12) months from the date of receipt of any funds received thereunder with interest to accrue at the rate of four percent (4%) per annum. To date, no funds have been advanced under the Note. As consideration for Plato to agree to secure the Ricoh Purchase Order, the Company issued Plato a Common Stock Purchase Warrant (“Warrant”) for the purchase of 2,300,000 shares of the Company’s Common Stock. The five-year Warrant has an exercise price of $1.00 per share. (See Exhibit 10.17, Promissory Note to Plato & Associates, LLC and Exhibit 10.06, Form of Common Stock Purchase Warrant, which exhibits are filed herewith and incorporated herein by reference.)

A redlined comparison of the subject disclosure is attached hereto as Schedule 4.

Item 4. Controls and Procedures, page 29

5. We note your disclosure controls and procedures are not effective due mainly to not being able to segregate duties sufficiently. Please revise to disclose the steps you are taking to ameliorate these issues.

As requested, the subject disclosure has been revised and expanded. A redlined comparison of the subject disclosure is attached hereto as Schedule 5. The revisions will be reflected in our Form 10-Q/1, to be filed with the Commission.

Mr. Robert S. Littlepage, Jr., Accountant Branch Chief

November 24, 2010

Page Four

Regarding our comments herein, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments s a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CAREVIEW COMMUNICATIONS, INC.

/s/ Samuel A. Greco

Samuel A. Greco

Chief Executive Officer

Schedule 2 – Note M to the financial statements for period ended September 30, 2010

NOTE M – SUBSEQUENT EVENTS

Subscription and Investor Rights Agreement with T2 Consulting, LLC and Tommy G. Thompson

On February 28, 2005, the predecessor of CareView-TX, CareView Communications, LLC, a Texas limited liability company ("CareView LLC"), entered into a Subscription and Investor Rights Agreement ("Subscription Agreement") with an entity to be known as T2 Consulting, LLC ("T2"), and the principals of T2, namely Tommy G. Thompson ("Thompson"), Gerald L. Murphy ("Murphy") , and Dennis Langley ("Langley"). Under the Subscription Agreement, T2 purchased a 17% ownership interest in CareView LLC for $1,000 and also received an Adjusted Gross Income Interest entitling T2 to receive 5% of the adjusted gross income of CareView LLC (the "5% AGII"). The 5% AGII was considered senior to any other priority or preference of any kind and at no time could be diluted. The 5% AGII included 5% of (i) all revenue of any type or nature from whatever source received by CareView LLC and its subsidiaries; less (ii) pre-tax, non-debt service, payments to non-affiliates or employees of the company, cost of goods sold (and not general and administrative expenses).

Under the Subscription Agreement, Thompson agreed to serve as the Chairman of the Board of CareView LLC for an initial service period of February 28, 2005 through May 31, 2008 which service period would continue in an evergreen fashion for successive three year terms. In addition to serving as Chairman, other responsibilities were to be provided by Thompson; however, he was not required to spend more than 25% of his business related time in his capacity as Chairman or by providing other services to CareView LLC. As consideration for those services to be rendered under Article IV of the Subscription Agreement (the "Article IV Payments"), Thompson was to be paid an Annual Base Payment of not less than $300,000 of which $100,000 was to be paid directly to T2 and $200,000 was to be paid to Akin Gump Strauss Hauer & Feld, LLP, a law firm with which Thompson is associated. In addition to the Annual Base Payment, terms provided for Thompson to receive other perquisites and benefits comparable to CareView LLC senior executives, reimbursement of travel and related expenses, and reimbursement of legal fees and expenses in association with the preparation and closing of the Subscription Agreement. Although Thompson began his service as Chairman, he was not required to provide any of the other services under the Subscription Agreement; however, neither he nor T2 would receive the Annual Base Payments or 5% AGII until the occurrence of two conditions subsequent to the Subscription Agreement; namely (i) the Company receiving financing and capitalization sufficient to adequately capitalize the Company, and (ii) the Company signing contracts with two federal hospitals and one private sector hospital. Once the two subsequent conditions had been fulfilled, the amount of the Annual Base Payment would be retroactively applied from March 1, 2005 until the date of the fulfillment of the subsequent condition even though Thompson and T2 might not have provided services under the Subscription Agreement during that time. If Thompson's services as Chairman were terminated by CareView LLC, T2 would be paid a lump sum on the end date of the service period equal to two year's worth of the Annual Base Payment in effect at the time of termination.

CareView LLC converted to a Texas corporation ("CareView-TX") and the Subscription Agreement was assigned and assumed by CareView-TX under the terms of the Assignment and Assumption Agreement and Consent ("Assumption Agreement") dated October 29, 2007 between T2, Thompson, and CareView-TX. In addition, the Assumption Agreement provided that the Article IV Payments were assigned to and assumed by Thompson personally. Subsequently, Thompson waived the accrual and any past or future obligations of CareView-TX to pay the Article IV Payments.

1

Schedule 2 – Note M to the financial statements for period ended September 30, 2010—(Continued)

On August 20, 2010, in an effort to resolve all past, current and future claims due pursuant to the Subscription Agreement, the Company entered into a Revocation and Substitution Agreement with T2, Thompson, Murphy and Langley (the “Agreement“). In exchange for the revocation of the Subscription Agreement by T2, Thompson, Murphy and Langley, the Company agreed to issue to each of Thompson, Murphy, and Langley a five-year Common Stock Purchase Warrant (“Warrant“) to purchase 1,000,000 shares of the Company’s Common Stock at an exercise price of $1.25 per share. The Company’s Board of Directors believes the Agreement is in the best interest of all of the shareholders of the Company and has determined that it is not necessary to obtain a ‘fairness’ opinion from an independent third-party.

As additional consideration for the revocation of the Subscription Agreement with CareView-TX, Thompson, Murphy, and Langley will receive an aggregated 1.5% Gross Income Interest on all revenues (without deductions of any kind) of the Company and its subsidiaries, which income interest is retroactive to the date of the Subscription Agreement. In connection with the income interest, the Company executed an Agreement Regarding Gross Income Interest with each of Thompson, Murphy and Langley dated August 20, 2010. The Agreement Regarding Gross Income Interest does not have a termination date; however it does provide that the Company has the right to acquire the Gross Income Interest of Thompson, Murphy and Langley from September 1, 2013 until December 31, 2015, for the Purchase Price and that Thompson, Murphy and Langley each have the right to require that their respective Gross Income Interest be purchased by the Company any time from September 1, 2011 until December 31, 2015, for the Purchase Price. Purchase Price means, absent an agreement between Thompson, Murphy or Langley and the Company to the contrary, at CareView’s election, either: i) a monetary amount equal to the aggregated Gross Income Interest received by either of Thompson, Murphy or Langley in the twelve (12) month period immediately prior to the sale, transfer or exchange, or ii) the payment of the monetary amount as determined in i) above in shares of CareView’s Common Stock at Fair Market Value. After further consideration, the Company determined that the Fair Market Value of the GII Owner’s Put is equal to $31,690 and has recorded that liability accordingly. This liability will be analyzed and updated quarterly, based on actual revenues. In an additional term in the Gross Income Interest agreement with Langley, the Company agreed that an affiliate of Langley shall be granted a distribution and sales agreement for the Company’s products for government entities in the U.S. including, but not limited to, HHS, VA, DOD and state and local governments. Terms of the distribution agreement will be negotiated at a future date.

Coincident with the execution of the above-mentioned agreements, T2 was dissolved and the 14,475,666 shares of Common Stock of the Company were distributed equally among Thompson, Murphy and Langley.

2

Schedule 3 – NOTE M – Joint Venture with Rockwell Holdings

Joint Venture with Rockwell Holdings

On November 16, 2009, the Company entered into a Master Investment Agreement (the “Rockwell Agreement”) with Rockwell Holdings I, LLC, a Wisconsin limited liability company (“Rockwell”). The Company will use the funds provided under the Rockwell Agreement to purchase the previously installed CareView Systems™ at two of its existing hospitals as well as to fund the purchase and installation of additional CareView System™ equipment to complete the installations at the two facilities. Upon completion, it is anticipated that there will be over 900 installations of the CareView System™ in the combined facilities.

Under the terms of the Master Investment Agreement, the Company will use funds from Rockwell to fully implement the CareView System™ in Hillcrest Medical Center in Tulsa, Oklahoma (“Hillcrest”) and Saline Memorial Hospital in Benton, Arkansas (“Saline”) (the “Project Hospital(s)”).

The Master Investment Agreement provides that the Company and Rockwell will establish an entity for each Project Hospital (the “Project LLC”) and that:

(i) The Company will assign its hospital contracts to the Project LLC,

(ii) The Company will provide the Project LLC with a limited, non-exclusive, royalty-free license of intellectual property rights to enable the Project LLC to use the intellectual property needed to operate the CareView Systems™ in each Project Hospital,

(iii) The Company will sell all of the existing CareView Systems™ in the Project Hospitals to the Project LLC,

(iv) The Company will acquire, install, set-up and then sell and maintain, on behalf of the Project LLC, all equipment and other personal property necessary for the operation of the CareView Systems™ at each Project Hospital,

(v) The Project LLC will grant a security interest to Rockwell in all equipment, fixtures, and inventory, among other things, as collateral for payment of the Project Note, as described below.

The structure of the agreement between Rockwell and the Company is in the form of a Project LLC for each of the Project Hospitals. Both Rockwell and the Company own 50% of each Project LLC. CareView contributed its intellectual property rights and its hospital contract with each Project Hospital. Rockwell contributed cash to be used for the purchase of equipment for the Project LLCs with 50% attributed to a Note bearing interest at 10% and 50% attributed to a members equity. The Project LLCs have an obligation to pay Rockwell a Preferential Return (the amount of Rockwell’s aggregate capital contribution to the Project LLCs plus ten percent (10%) per annum, compounded annually. Pursuant to FASB ASC 480-10-65 “Distinguishing Liabilities from Equity,” the Company classified this obligation as a mandatory redemption since it represents an unconditional obligation by the Company to pay Rockwell’s Preferential Return on each Project LLC.

1

Schedule 3 – NOTE M – Joint Venture with Rockwell Holdings—(Continued)

Pursuant to ASC 810-10-15, the Company determined that the Project LLCs were within the scope of the variable interest entities (VIE) subsection of the codification. We determined the LLC to be a VIE based on the fact that the total equity investment at risk was not sufficient to finance the entities activities without additional financial support. Based on the guidance under ASC 810-10-15-14, the contribution by Rockwell was determined not to be an equity investment because equity investments are interests that are required to be recorded as equity in the entities financial statements. The loans are secured by a security interest in all of the equipment in the Project Hospitals, intellectual property rights, and the Project Hospital Contract.

Each Project LLC is governed by an Operating Agreement under which the Company and Rockwell are its initial members, each owning 50% of the outstanding ownership units. Pursuant to Section 301 – Management of the Operating Agreement for each of CareView-Hillcrest and CareView-Saline, the Company is the Manager for each. The Company, as Manager, has the authority to supervise, manage and control the business affairs and property of the Project LLCs, to make day-to-day operating decisions regarding administrative and ministerial matters, and to perform any and all acts or activities reasonably customary or incidental to the management of the Project LLCs. The Company also has the authority to sign all agreements, contracts and other instruments and documents that are necessary or appropriate in the ordinary course of the Project LLC’s regular business. In addition, As Manager, the Company has established power over key activities, is responsible for the procurement, installation, set-up and maintenance of the CareView Systems™ installed in the Project LLCs, and is responsible for receiving and distributing revenues from each Project LLC.

Pursuant to ACS 810-10, the Company has a controlling financial interest in the LLC based on the fact that as Manager, CareView has the ability to make decisions about the entity's activities, has exposure to the expected losses if they occur, and has the right to receive the expected residual returns if they occur. Accordingly, we determined that the Company is the Primary Beneficiary.

Further we evaluated Rockwell's rights under the agreements, to determine if they had any participating rights that would overcome our requirement of consolidation. Based on the following, we deemed the rights held by Rockwell to be protective rights which did not override the consolidation presumption. There is no separate management agreement for the Project LLCs. The Manager and the duties of the Manager are set forth in Article II of the Operating Agreement for each Project LLC. The Project LLCs each have two members, the Company and Rockwell. Each of the Company and Rockwell has one vote for all matters requiring a vote. The Operating Agreement for each Project LLC names the Company as the Manager and lists its duties as follows. Notwithstanding the authority granted to the Manager, the following actions may only be taken if approved by the Members: (i) amendment to the agreement or articles, (ii) issuance of more than the number of authorized units, (iii) discontinuation of the project or dissolution of the LLC, (iv) sale or disposition of substantially all of the Project LLC's assets, (v) a merger, consolidation or reorganization, (vi) conversion of the LLC to a corporation, (vii) admission of new members, (viii) borrowing of funds other than the Project Loan, (ix) expenditures of more than $20,000, (x) amendment of contract with project hospitals, (xi) establishing amount of cash flow to be maintained, (xii) amending any agreement between the LLC and the Company, or (xiii) changing disposition of funds pursuant to the escrow agreement. The Operating Agreement provides that the Company shall serve as Manager until removed or replaced by a vote of the members. As Rockwell and the Company are the only members of the LLCs, the Company cannot be removed as Manager through a unilateral decision of Rockwell.

Rockwell provided $1,151,205 as the initial funding including $932,745 for the Hillcrest Project Hospital and $218,460 for the Saline Project Hospital, which funding was confirmed in a Funding Agreement entered into between the Company and Rockwell. The Funding Agreement anticipates future funding as provided for in the Master Investment Agreement upon completion of the Project Hospitals. An aggregate of $575,603 of the initial funding was credited to Project Notes for Rockwell; $466,373 for CareView-Hillcrest and $109,230 for CareView-Saline. An aggregate of $575,603 was credited to an

2

Schedule 3 – NOTE M – Joint Venture with Rockwell Holdings—(Continued)

investment interest of Rockwell (Rockwell’s Preferential Return); $466,373 for CareView-Hillcrest and $109,230 for CareView-Saline. The Project Notes to Rockwell and Rockwell’s Preferential Returns both earn interest at the rate of ten percent (10%) per annum.

Once the full funding has been provided by Rockwell upon completion of the installations at the Project Hospitals, each Project LLC will replace the earlier Project Note with an amended and restated Project Note representing the outstanding balance due under the earlier Project Note plus any additional funding credited to the Project Note, which amended and restated Project Note will earn interest at the rate of ten percent (10%) per annum. Principal payments commence on the earlier to occur of the date that monthly Primary Package fees first become payable by each Project Hospital or six months from the date of the original Project Note; provided, however, that the entire outstanding principal balance and all accrued interest of a Project Note shall be paid in full on or before the third anniversary of the date that payments commenced thereunder. Accordingly, the Company has classified one-third of the balance as current.

Pursuant to the LLC Operating Agreements for the Project Hospitals, revenues generated from the sale of the Primary Package (“Primary Package Revenues”) are distributed as follows: (i) one-half toward payment of the Rockwell Note until paid in full, and (ii) one-half toward payment of Rockwell’s Preferential Return until paid in full. Once the Rockwell Note and Preferential Return have been paid in full, Primary Package Revenues are distributed as follows: (i) first, to the payment and/or reimbursement to the Hospital of the amounts the Hospital is entitled to receive pursuant to the Contract; (ii) second, to the payment to Rockwell of the Legal Fee Reimbursement (as provided for and defined in the Master Investment Agreement), (iii) third, to the payment of expenses of the Company and debt service on loans; and (iv) fourth, to the maintenance of reserves that are adequate (as determined by the Members) for working capital, property replacement reserves and current or budgeted capital expenditures; and (v) then, to the making of guaranteed payments to Members, including but not limited to the payment of any current or accrued obligations to the Company for its services as provided for in the Project Services Subcontract Agreement (as referred to in the Master Investment Agreement). Any cash remaining from the Primary Package Revenues after the satisfaction of all of the above provisions shall be distributed to the Company and Rockwell in proportion to the ownership of each.

The Project LLCs have an obligation to pay Rockwell’s Preferential Return. Pursuant to FASB ASC 480-10-65 “Distinguishing Liabilities from Equity,” the Company classified this obligation as a mandatory redemption since it represents an unconditional obligation by the Company to pay Rockwell’s Preferential Return on each Project LLC.

As primary beneficiary, the Company uses consolidation rules to record 100% of the activities from each joint venture, thereafter distributing the revenues on the agreed upon basis to the LLC members. Revenues earned through the Project Hospitals are generated from monthly charges paid by each hospital for the Primary Package on installed CareView Systems™ and from purchase of entertainment products by patients. Payments of revenues from each Project Hospital are deposited into an escrow account jointly controlled by the Company and the Project LLC pursuant to the Project Escrow Agreement. Once deposits into the escrow account are collected by the escrow agent, they are immediately transferred into a separate account in the name of the Project LLC.

As additional consideration to Rockwell for providing the funding, the Company has agreed that upon completion of the Project Hospitals it will issue Rockwell a common stock purchase warrant (“Project Warrant”) granting Rockwell the right to purchase such number of shares of Common Stock of

3

Schedule 3 – NOTE M – Joint Venture with Rockwell Holdings—(Continued)

the Company equal to the total amount of funding for the Project Hospitals. The five-year Project Warrant will have an exercise price of $0.52 per share. As of November 16, 2009, the Company accrued for the issuance of 1,151,206 Warrants valued at $1,151,206 and recorded a debt discount. The aggregate discount to the debt will be amortized over the life of the debt.

The Master Investment Agreement includes provisions under which the Company may elect to purchase, for cash, Rockwell's entire interest in each Project LLC at a pre-determined price based on annualized net cash flow from the Project Hospital plus the payment of any unpaid Preferential Return (if any) and the estimated amount of any additional distributions that would be payable from the Project LLC to Rockwell during the remaining balance (if any) of the initial term of the contract with the Project Hospital. In addition, upon the Company’s purchase of Rockwell’s interest in a Project LLC, the Company would have to pay the remaining balance due (if any) under the Project Note and any forgone interest under the Project Note that would have accrued during the remaining balance (if any) of the initial term of the contract with the Project Hospital. Additionally, there are provisions under which Rockwell may elect, if the Project Note has been paid and Rockwell has received its Preferential Return, to require the Company to purchase its entire interest in each Project LLC based on a pre-determined percentage of the annualized net cash flow of the Project Hospital. If Rockwell makes that election, the Company may chose to fund the purchase with a five-year promissory note bearing interest at 10% per annum. Rockwell was granted preferred investor status that provides, in the event that the Company funds similar projects through a different investor with more favorable terms, that Rockwell may elect to amend the terms of its existing project funding to be consistent with those more favorable terms.

4

Schedule 3.1 – Notes A and B – redlined changes as of November 24, 2010

NOTE A – THE COMPANY

We began our current operation in 2003 as a healthcare information technology company with a patented patient monitoring and entertainment system. The CareView System™ creates a high-speed data network throughout a healthcare facility to provide bedside, point-of-care monitoring, movies and patient education and wireless connectivity throughout the facility, allowing remote monitoring of medical equipment in patient’s room and deployment of other emerging point-of-care technologies, including the Company’s newest offering of Virtual Bed Rails™. Virtual Bed Rails™ are part of a fall management program that monitors a patient’s activity while in bed and alerts the nursing station if the patient breaches the “virtual” bed rails and is at risk for falling.

On November 16, 2009, the Company entered into a joint venture relationship with Rockwell Holdings I, LLC, a Wisconsin limited liability (“Rockwell”), wherein two Wisconsin limited liability companies were formed, CareView-Hillcrest, LLC (“CareView-Hillcrest”) and CareView-Saline, LLC (“CareView-Saline”) (together known as the “Project LLCs”). Under the terms of a Master Investment Agreement, the Company and Rockwell each own 50% of the Project LLCs with Rockwell providing the financing and the Company providing the technology and expertise to fully implement the CareView System™ (as described below) in Hillcrest Medical Center in Tulsa, Oklahoma and Saline Memorial Hospital in Benton, Arkansas. Per the terms of the Operating Agreements of each of the LLCs, the Company is managing member.

Throughout these Notes to Consolidated Financial Statements, the terms “we,” “us,” “our,” “CareView,” or “our Company” refers to CareView-NV, and unless otherwise specified, includes our wholly owned subsidiaries, CareView Communications, Inc., a Texas corporation (“CareView-TX”) and CareView Operations, LLC, a Nevada limited liability company (“CareView Operations”) (collectively known as the “Company's Subsidiaries”) and its LLCs, CareView-Hillcrest and CareView-Saline, determined to be variable interest entities (“VIEs”) in which the Company exercises control and is deemed the Primary Beneficiary (the “Company’s LLCs”).

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Variable Interest Entities

The Company uses qualitative analysis to determine if we are the primary beneficiary of a VIE. The Company considers the right and obligations conveyed by our implicit and explicit variable interests in each VIE and the relationship of these with the variable interests held by other parties to determine whether its variable interest will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both. If the Company determines that its variable interest will absorb a majority of the VIE’s expected losses, receive a majority of its expected residual return, or both, we consolidate the VIE as the primary beneficiary; if not, we do not consolidate.

Schedule 3.2 – NOTE N to the financial statements for year ended December 31, 2009

NOTE N – VARIABLE INTEREST ENTITIES

The Company consolidates VIEs of which it is the primary beneficiary. The liabilities recognized as a result of consolidating these VIEs do not necessarily represent additional claims on our general assets; rather, they represent claims against the specific assets of the consolidated VIEs. Conversely, assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against our general assets.

The total consolidated VIE assets and liabilities reflected on our balance sheet at December 31, 2009 are as follows:

Assets
Cash	$-0	-
Receivables	12,076

Total current assets	12,076
Property, net	201,171

Total assets	$213,247

Liabilities
Notes payable, net of debt discount of $552,152	$23,451
Mandatorily redeemable interest, net of debt discount of $552,152	23,451
Accrued interest	17,770

Total liabilities	$64,672

Equity attributable to noncontrolling interests	$(28,681)

The financial performance of the consolidated VIEs reflected on our statement of operations from inception (November 16, 2009) to December 31, 2009 is as follows:

Revenue	$12,076

General and administrative expense	-0	-
Depreciation	2,718

Total operating costs	2,718

Operating income	9,358

Amortization of debt discount	46,902
Interest expense	17,770

Total other expense	64,672

Loss before taxes	(55,314)
Provision for taxes	-0-

Net loss	(55,314)
Net loss attributable to noncontrolling interest	(28,681)

Net loss attributable to CareView Communications, Inc.	$(26,633)

Schedule 3.3 – NOTE J to the financial statements for period ended June 30, 2010

NOTE J – VARIABLE INTEREST ENTITIES

The Company consolidates VIEs of which it is the primary beneficiary. The liabilities recognized as a result of consolidating these VIEs do not necessarily represent additional claims on our general assets; rather, they represent claims against the specific assets of the consolidated VIEs. Conversely, assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against our general assets.

The total consolidated VIE assets and liabilities reflected on our balance sheet at June 30, 2010 are as follows:

Assets
Cash	$2,099
Receivables	8,144

Total current assets	10,243
Property, net	363,917

Total assets	$374,160

Liabilities
Notes payable, net of debt discount of $456,218	$119,385
Mandatorily redeemable interest, net of debt discount of $456,218	119,385
Accrued interest	19,582

Total liabilities	$258,352

Equity attributable to noncontrolling interests	$(138,402)

The financial performance of the consolidated VIEs reflected on our statement of operations for the six months ended June 30, 2010 and is as follows:

Revenue	$53,578

General and administrative expense	388
Depreciation	11,839

Total operating costs	12,227

Operating income	41,351

Amortization of debt discount	191,868
Interest expense	57,086

Total other expense	248,954

Loss before taxes	(207,603)
Provision for taxes	-0	-

Net loss	(207,603)
Net loss attributable to noncontrolling interest	(109,721)

Net loss attributable to CareView Communications, Inc.	$(97,882)

Schedule 3.4 – NOTE J to the financial statements for period ended September 30, 2010

NOTE J – VARIABLE INTEREST ENTITIES

The Company consolidates VIEs of which it is the primary beneficiary. The liabilities recognized as a result of consolidating these VIEs do not necessarily represent additional claims on our general assets; rather, they represent claims against the specific assets of the consolidated VIEs. Conversely, assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against our general assets.

The total consolidated VIE assets and liabilities reflected on our balance sheets at September 30, 2010 and December 31, 2009 are as follows:

	September 30, 2010	December 31, 2009
Assets
Cash	$4,135	$-0	-
Receivables	3,713	12,076

Total current assets	7,848	12,076
Property, net	440,916	201,171

Total assets	$448,764	$213,247

Liabilities
Notes payable, net of debt discount of $400,147 and $552,152 at September 30, 2010 and December 31, 2009, respectively	$164,030	$23,451
Mandatorily redeemable interest, net of debt discount of $400,147 and $552,152 at September 30, 2010 and December 31, 2009, respectively	164,030	23,451
Accrued interest	17,732	17,770

Total liabilities	$345,792	$64,672

Equity attributable to noncontrolling interests	$(200,008)	$(28,681)

The financial performance of the consolidated VIEs reflected on our statement of operations is as follows:

	Three Month Ended September 30, 2010		Nine Month Ended September 30, 2010
Revenue	$55,011		$108,589

General and administrative expense	3,650		4,038
Depreciation	17,788		29,627

Total operating costs	21,438		33,665

Operating income	33,573		74,924

Amortization of debt discount	112,142		304,010
Interest expense	28,804		85,890

Total other expense	140,946		389,900

Loss before taxes	(107,373)		(314,976)
Provision for taxes	-0	-	-0	-

Net loss	(107,373)		(314,976)
Net loss attributable to noncontrolling interest	(62,606)		(171,327)

Net loss attributable to CareView Communications	$(44,767)		$(143,649)

Schedule 4 – Recent Events – for Form 10/Q/1 for period ended September 30, 2010

In September 2010, the Company issued a purchase order to Ricoh for 3,000 Room Control Platforms in the aggregate amount of $2,270,640 (the “Ricoh Purchase Order”) and entered into an Intellectual Property Agreement with Ricoh. In connection with and as security for the payment by the Company of the Ricoh Purchase Order, the Company issued a Promissory Note to Plato & Associates, LLC, a Missouri limited liability company (“Plato”), in an amount up to the amount of the Ricoh Purchase Order. The Note is dated November 1, 2010 and will be due in full twelve (12) months from the date of receipt of any funds received thereunder with interest to accrue at the rate of four percent (4%) per annum. To date, no funds have been advanced under the Note. As consideration for Plato to secure the Ricoh Purchase Order, the Company issued Plato a Common Stock Purchase Warrant (“Warrant”) for the purchase of 2,300,000 shares of the Company’s Common Stock. The five-year Warrant has an exercise price of $1.00 per share. (See Exhibit 10.17, Promissory Note to Plato & Associates, LLC and Exhibit 10.06, Form of Common Stock Purchase Warrant, which exhibits are filed herewith and incorporated herein by reference.)

Schedule 5 – Internal Controls – for Form 10Q/1

Evaluation of Disclosure Controls and Procedures

Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 (“Exchange Act”), the Company carried out an evaluation, with the participation of the Company’s management, including Samuel A. Greco, the Company’s Chief Executive Officer (“CEO”) and John R. Bailey, the Company’s Chief Financial Officer (“CFO”) (the Company’s principal financial and accounting officer), of the effectiveness of the Company’s disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report.

Based upon that evaluation, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were not effective as of September 30, 2010, to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure, due to the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The Company believes its weaknesses in internal controls and procedures is due in part to the Company’s lack of sufficient personnel with expertise in the area of SEC, generally accepted accounting principles (GAAP) and tax accounting procedures. In addition, the Company lacks the personnel structure, size and complexity to segregate duties sufficiently for proper controls.

The Company is currently without sufficient funds to hire additional personnel with expertise in these areas and to segregate duties for proper controls and until such time as additional personnel are hired, the Company believes that it will continue to recognize a weakness in its internal controls and procedures.

The Company’s plan is to hire additional personnel to properly implement a control structure when the appropriate funds become available. In the meantime, the Chief Executive Officer and Chief Financial Officer will continue to perform or supervise the performance of additional accounting and financial analyses and other post-closing procedures including detailed validation work with regard to balance sheet account balances, additional analysis on income statement amounts and managerial review of all significant account balances and disclosures, to ensure that the Company’s Quarterly Report and the financial statements forming part thereof are in accordance with accounting principles generally accepted in the United States of America.